SILVERCREST METALS INC.

TERM SHEET

Dated March 11, 2020

A preliminary short form prospectus containing important information relating to the Common Shares has not yet been filed with securities regulatory authorities in each of the provinces of Canada other than Québec. A copy of the preliminary short form prospectus is required to be delivered to any investor that received this term sheet and expressed an interest in acquiring the Common Shares. There will not be any sale or any acceptance of an offer to buy the Common Shares until a receipt for the final short form prospectus has been issued. This term sheet does not provide full disclosure of all material facts relating to the Common Shares. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the Common Shares, before making an investment decision.

This term sheet does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold within the United States except pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Issuer:	SilverCrest Metals Inc. ("SilverCrest" or the "Company")

Offering:	Treasury offering of 9,100,000 common shares (the "Common Shares")

Gross Proceeds:	C$75,075,000 (C$86,336,250 assuming the Over-Allotment Option is exercised in full)

Offering Price:	C$8.25 per Common Share

Over-Allotment Option:

The Underwriters will be granted an option, exercisable in whole or in part at any time up to 30 days after the Closing Date, to purchase from SilverCrest an additional 1,365,000 common shares at the Offering Price for additional gross proceeds to the Company of up to C$11,261,250.

Use of Proceeds:	Net proceeds of the Offering will be used for the Company's continued development and de-risking of the Las Chispas Project and for general working capital and administrative purposes.

Form of Offering:

Bought deal by way of a short-form prospectus to be filed in all the provinces of Canada, except Québec. U.S. sales by available exemptions from the registration requirements of the U.S. Securities Act.

Form of Underwriting:	"Bought deal" subject to conventional bought deal termination provisions and closing conditions to be included in a definitive underwriting agreement.

Eligibility:	The Common Shares will be qualified investments for Canadian RRSPs, DPSPs, RRIFs, RESPs, and TFSAs.

Listing:

Application will be made to list the Common Shares on the Toronto Stock Exchange and the NYSE American LLC, which listing shall be conditionally approved prior to closing. The Company's common shares are currently listed on the Toronto Stock Exchange under the symbol "SIL" and the NYSE American LLC under the symbol "SILV".

Underwriters:

National Bank Financial Inc. (Co-bookrunner) - 20%

Eight Capital Corp. (Co-bookrunner) - 20%

Scotia Capital Inc. (Co-bookrunner) - 20%

BMO Capital Markets - 15%

Desjardins Securities Inc. - 9%

PI Financial Corp. - 5%

RBC Dominion Securities Inc. - 4%

Canaccord Genuity Corp. - 3%

Cormark Securities Inc. - 3%

Roth Capital Partners - 1%

Commission:	5.0% on the Offering; 2.5% on the President's List (President's List capped at C$3,000,000)

Closing Date:	On or about April 3, 2020 or such other date as mutually agreed to between the Underwriters and the Company.